Exhibit 21.1

LIST OF SUBSIDIARIES

OF

Prime Skyline Limited

Name	Jurisdiction
Skyscraper Developments Limited (“SDL”)	British Virgin Islands
Prime Structures Engineering Pte Ltd (“PSE”)	Singapore
Prime Construction & Engineering Pte Ltd (“PCE”)	Singapore
Prime Structures Engineering Lanka (Pvt) Limited (“PRILK”)	Sri Lanka (Colombo)
Prime Structures (Myanmar) Limited (“PRIMM”)	Myanmar
Prime Structures Vietnam Company Limited (“PRIVN”)	Vietnam
SB Façade Engineering Sdn Bhd (“SBF”)	Brunei